FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
Federal Taxpayer Registry No. CNPJ/MF 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JUNE 18, 2009

1. DATE, TIME and PLACE: The meeting was held on June 18, 2009, at 10 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL and ATTENDANCE: Given that all members of the Company’s Board of Directors were in attendance, call was waived in accordance with paragraph 2, Article 15 of the Company’s Bylaws.

4. AGENDA: To approve the Management proposal: (i) to acquire, by means of the Company’s subsidiary, common shares representing 70.2421% of the total and voting capital of Globex Utilidades S.A. ("Globex"), in accordance with the terms and conditions of the Share Purchase Agreement entered into on June 7, 2009 ("Agreement"); (ii) subject to the approval of item (i) above, by means of the Company’s subsidiary, to launch a tender offer for the acquisition of shares issued by Globex held by non-controlling shareholders, pursuant to prevailing laws; (iii) to change the name of current preferred shares to Class A preferred shares, without altering their rights; (iv) to create Class B preferred shares; (v) to increase the Company’s capital stock in the amount of up to R$ 664,361,840.00, by issuing up to 16,609,046 Class B preferred shares; and (vi) to amend the Articles 4, 5, 6 and 35 of the Company’s Bylaws.

5. RESOLUTIONS: After the meeting was called to order, the board members examined the agenda and resolved by majority vote to approve the Management Proposal referring to the following matters, which will be submitted to the shareholders’ examination at the General Meeting specially convened for this purpose:

(i) the acquisition, by means of Mandala Empreendimentos e Participações S.A. (“Mandala”), the Company’s subsidiary, of 86,962,965 non-par, registered, common shares, representing 70.2421% of the total and voting capital stock of Globex, held by Globex’s controlling shareholders, for R$9.4813 per share, in the total amount of R$824,521,960.00, of which R$373,436,536.00 paid in cash and R$451,085,424.00 paid by installment in the 4th anniversary of the effective date of share acquisition, adjusted according to the CDI variation, in the period between the 60th day after the execution date of the Agreement and the date of its effective payment, pro rata temporis. (i.1) aiming at avoiding Company’s debt increase, to grant Globex’s controlling shareholders the option of subscribing the Class B preferred shares to be issued by the Company and pay for them by verifying the credits they own against Mandala, deriving from the installment portion of the purchase price. (i.2) exclusively in the event the controlling shareholders use their credits in the payment of the shares to be issued by the Company, to pay 10% premium over the installment portion of the purchase price, amount of which to be added to the credit, for the exclusive purposes of subscription and payment of Company shares.

(ii) once approved the proposal mentioned in item (i) above, and upon the acquisition of Globex’s control, to launch by means of the Company’s subsidiary a tender offer for the acquisition of shares issued by Globex held by other shareholders rather than the controlling shareholders, in accordance with the Article 254-A of Law 6,404/76 and CVM Rule 361/02, for R$7.5850 per share, corresponding to 80% of the price to be paid to controlling shareholders, R$3.4353 per share paid in cash and R$4.1497 per share by installment in the 4th anniversary of the effective acquisition date of Globex shares, adjusted according to the CDI variation, in the period between the 60th day after the execution date of the Agreement and the date of its effective payment, pro rata temporis; (ii.1) likewise and before the tender offer, offer to other shareholders rather than Globex’s controlling shareholders the option of subscribing Class B preferred shares to be issued by the Company and pay for them by verifying the credits held against Mandala, deriving from the installment portion of the purchase price; (ii.2) exclusively in the event the shareholders not composing Globex’s control adhere to the option of using their credits in the payment of shares to be issued by the Company, to pay 10% premium over the installment portion of the purchase price, amount of which to be added to the credit for the exclusive purposes of subscription and payment of Company shares;

In relation to items (i) and (ii) above, the board members clarified that the Class B preferred shares will be converted into Class A preferred shares (corresponding to the preferred shares traded under the ticker symbol PCAR4), according to the schedule specified below.

Due to contract obligation, provided for in the Share Purchase Agreement referred to above, upon the conversion of Class B preferred shares into Class A preferred shares, the Company, by means of its subsidiary, will pay Globex’s shareholders who elected to use their credits in the payment of shares to be issued by the Company, whether or not controlling shareholders, for each converted Class B preferred share, the amount corresponding to the positive variation between the amount of R$40.00 per share, duly adjusted according to the CDI variation, as of the execution date of the Agreement until the date of each conversion and the market value of Class A preferred shares at that time, calculated according to the weighted average price by volume within 15 (fifteen) trading sessions of BOVESPA immediately before each date of conversion. Upon the first conversion of Class B preferred shares into Class A preferred shares, the Company, by means of its subsidiary, will pay each shareholder of Globex who elects to use his/her credit in the payment of shares to be issued by the Company, whether or not controlling shareholder, the amount of R$3.6927 per Class B preferred share held thereby, adjusted by the CDI variation as of the execution date of the Agreement until the date of its effective payment.

(iii) to change the name of preferred shares, under the ticker symbol PCAR4 to Class A preferred shares, without altering their rights and advantages (the “Class A Preferred Shares”);

(iv) to create the Company’s non-voting and non-negotiable Class B preferred shares, which will entitle its holders to (i) a fixed dividend of R$0.01 per share and (ii) preemptive right in the reimbursement in the event CBD is liquidated (the “Class B Preferred Shares”) and will be converted into Class A preferred shares according the following schedule: (a) 32% of the Class B preferred shares will be converted within five (5) consecutive days, as of the ratification date of the capital increase, subject-matter of this item, is approved at the Company’s Extraordinary General Meeting specifically convened for this purpose, (b) 28% of the Class B preferred shares will be converted within six (6) months as of the first business day after the Extraordinary General Meeting to be held on July 06, 2009; (c) 20% of the Class B preferred shares within twelve (12) months a as of the first business day after the Extraordinary General Meeting to be held on July 06, 2009; and (d) 20% of the Class B preferred shares within eighteen (18) months as of the first business day after the Extraordinary General Meeting to be held on July 06, 2009.

(v) to increase the Company’s capital stock, in the amount of at least R$496,193,960.00 and at most R$664,361,840.00, by exclusively issuing Class B preferred shares, in amount at least of 12,404,849 Class B preferred shares and at most, 16,609,046 Class B preferred shares, where applicable, at the issue price of R$40.00 per share, defined according to the item I of paragraph 1 of the Article 170 of Law 6,404 (the “Brazilian Corporation Law”) and detailed in the Management Proposal. According to the terms and conditions laid down above, for the purposes of payment of shares to be subscribed by Globex’s shareholders, the verification of credits held thereby against Mandala will be accepted, deriving from the installment portion of the purchase price. As provided for the Brazilian Corporation Law, other Company’s shareholders will have the preemptive right in the subscription of new Class B preferred shares;

(vi.1) to amend paragraph 3 of the Article 4 of the Company’s Bylaws, as per wording below: “Article 4. (...) - Paragraph 3 - The shareholders may convert their common shares into Class A preferred shares at any time, provided that such shares are fully paid in and considering the limit provided by Article 5 below. The request for conversion shall be addressed in writing to the Executive Officers Committee. The conversion requests received by the Executive Officers Committee shall be subsequently ratified at the next meeting of the Board of Directors to be held, if the conditions herein above are met.” Should the capital increase referred to in item (v) above be approved, the “caput” of said Article 4 will be amended when the Extraordinary General Meeting ratifies the capital increase, in order to reflect the new capital stock and the total number of shares in which this capital is subdivided; (vi.2) to amend paragraphs 1, 2 and 3 of the Article 5 of the Company’s Bylaws, as well as to include therein paragraphs 4 and 5, as follows: “Article 5 (...) – Paragraph 1 - The Class A preferred shares shall be entitled to the following privileges and preferences: a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company; b) priority in the receipt of a minimum annual dividend in the amount of R$0.08 per one (1) Class A preferred share, on a non-cumulative basis; c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each Class A preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of the Article 17, paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the Class A preferred shares, the amount paid as minimum dividend set forth in item "b" of this Paragraph 1. Paragraph 2 - The Class B preferred shares shall be entitled to the following advantages and preferences: a) priority in the capital reimbursement, the amount of which will be calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company; and b) to receive a fixed dividend of R$0.01 per one (1) Class B preferred share. Paragraph 3 - The Class B preferred shares will be converted into Class A preferred shares, at the 1-to-1 ratio, observing the following schedule: (i) thirty-two per cent (32%) of the Class B preferred shares will be converted into Class A preferred shares within five (5) consecutive days as of the ratification of the capital stock increase approved at the Extraordinary General Meeting held on July 6, 2009; (ii) twenty-eight per cent (28%) of the Class B preferred shares will be converted into Class A preferred shares within six (6) months as of the first business day after the Extraordinary General Meeting held on July 06, 2009; (iii) twenty per cent (20%) of the Class B preferred shares will be converted into Class A preferred shares within twelve (12) months as of the first business day after the Extraordinary General Meeting held on July 06, 2009; and (iv) twenty per cent (20%) of the Class B preferred shares will be converted into Class A preferred shares within eighteen (18) months as of the first business day after the Extraordinary General Meeting held on July 06, 2009. Paragraph 4 - the Classes A and B preferred shares will not be entitled to vote. Paragraph 5 - The Class A and B preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled in compliance with these Bylaws for a period of 3 (three) consecutive fiscal years, according to the provisions of paragraph 1 of the Article 111 of Law 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends; (vi.3) to amend the “caput” of the Article 6 of the Company’s Bylaws to include the following wording: “Article 6. The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company’s Bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or Class A preferred shares, with due regard to the limit established in the Article 5 above.” (vi.4) to amend the sub-item “c” of item IV, “caput” of the Article 35 of the Company’s Bylaws as follows: “Article 35. Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:(...)IV. the remaining net profits shall have the following destination:(...) c) twenty-five per cent (25%) shall be allocated to the payment of the mandatory dividends pursuant to paragraph 1 below, in accordance with the provisions contained in paragraphs 1 and 2 of the Article 5 herein.” Should proposals to amend the aforementioned articles be approved, the Company’s Bylaws will be restated at the General Meeting to ratify the capital increase specified in item (v).

6. CLARIFICATIONS: In light of the resolutions above, the board members approved the submission of the Management Proposal to Shareholders, authorizing to convene the Extraordinary General Meeting for July 6, 2009.

7. APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, June 18, 2009. Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Attending board members: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Maria Silvia Bastos Marques, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Edouard Marrie Charret, Jean Louis Bourgier and Antoine Marie Lazars d’Estaing.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues

Secretary of the Board

Acknowledged and agreed by:

André Rizk

Brazilian Bar Association

OAB/SP 207.927

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 18, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.